BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with Resolution CVM no. 44/2021 and in addition to the Material Fact disclosed by the Company on June 25, 2021, informs its shareholders and the market in general that its subsidiary BRF Pet S.A. (“BRF PET”), dedicated to the pet food segment, concluded today, after compliance of all the conditions precedent, the acquisition of Paraguassu Participações S.A. and Affinity Petcare Brasil Participações Ltda., holders of 100% (one hundred percent) of the capital stock of Mogiana Alimentos S.A. (“Mogiana Alimentos”).

The price to be paid by BRF PET for the acquisition of Grupo Hercosul and Mogiana Alimentos is R$ 1,350 million, still subject to the usual adjustments in operations of this nature. The Company's consolidated financial leverage level will remain within the prudential limits established by its management.

As a result of the closing, on this date, of the transaction involving Mogiana and the closing of the transaction involving Hercosul, as of August 02, 2021, BRF PET will promote the integration of the new pet food operations, boosting its commercial strategy focused on the specialized distribution channel, adding strong brands and bringing important synergy gains, such as the purchase of grains and co-products for the production of animal feed.

These initiatives are important steps towards the “Vision 2030” to BRF becoming one of the largest and most relevant players in the Brazilian pet food market by 2025.

The Company will keep the market duly informed about future developments.

São Paulo, September 01, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.